Exhibit 3(ii)

Amendment to Bylaws of Gentex Corporation

Article IV of the Bylaws of Gentex Corporation has been amended so as to have Section 2 of such Article replaced in its entirety with the following Section 2 and to add Section 14 to such Article also as follows:

Section 2.  Resignation.

(a)        Unless otherwise provided below, a director may resign by written notice to the Board of Directors, which resignation is effective upon its receipt by the Board of Directors or at a subsequent time as set forth in the written notice of resignation.

(b)        If (i) the number of nominees for director at a properly convened shareholder meeting does not exceed the number of directors to be elected at such meeting and (ii) a director is elected by less than a majority of the votes cast by the holders of shares entitled to vote on such election at such meeting, then such director shall promptly tender his or her resignation by written notice to the Board of Directors following certification of the shareholder vote, which resignation is effective, if at all, upon the earlier of sixty (60) days from the date of the shareholder vote certification or the Board of Directors accepting such resignation.  If the Board of Directors rejects such resignation prior to the expiration of the sixty (60) day period, the resignation shall not be effective.  If the Board of Directors fails to accept or reject the resignation before the sixty (60) day period lapses, then such resignation shall be deemed accepted as of such date.

A recommendation to the Board of Directors on whether to accept or reject the tendered resignation or whether other action should be taken shall be made by a committee of independent directors (as such term is defined under the current listing standards of The NASDAQ Global Select Market) who are not required to tender resignations pursuant to this section, or if there are no such eligible independent directors at that time, then of all the directors who are not required to tender their resignations pursuant to this section.  Any director who tenders his or her resignation pursuant to this section shall not participate in any committee or Board of Directors deliberations, recommendations, or decisions relating thereto.  The Board of Directors shall act on the above recommendation and publicly disclose its decisions.  In the event that the application of this section results in a vacancy on the Board of Directors, the Board of Directors shall determine whether to fill such vacancy or to reduce the size of the Board of Directors in accordance with the Articles of Incorporation.

Section 14.  Qualifications.  The Board of Directors may condition the nomination of any candidate for election as a director upon whether such candidate is willing to tender his or her resignation upon a failure to receive a majority of votes cast in an election where the number of nominees for director does not exceed the number of directors to be elected as well as any other required experience and qualifications of candidates established in writing.